Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

	Year Ended December 31,					Nine Months Ended September 30,
	2013	2014	2015	2016	2017	2018
Earnings:
Income before provision for income taxes	$605	$850	$963	$909	$1,048	$1,051
Add:
Fixed charges, net of capitalized interest	521	520	492	461	465	382
Total earnings available for fixed charges	1,126	1,370	1,455	1,370	1,513	1,433
Fixed charges (1):
Interest expense, net	475	555	567	511	464	339
Add back interest income, which is netted in interest expense	1	2	2	2	2	1
Add back losses on bond repurchases/retirement of subordinated convertible debentures, included in interest expense	(3)	(80)	(123)	(101)	(54)	—
Interest expense—subordinated convertible debentures	3	—	—	—	—	—
Capitalized interest	—	—	—	—	—	—
Interest component of rent expense	45	43	46	49	53	42
Fixed charges	$521	$520	$492	$461	$465	$382
Ratio of earnings to fixed charges	2.2x	2.6x	3.0x	3.0x	3.3x	3.8x

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(1)
Fixed charges consist of interest expense, which includes amortization of deferred finance charges, interest expense-subordinated debentures, capitalized interest and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.